Exhibit 99.4

PRESS RELEASE

TotalEnergies and Veolia Join Forces
for the Energy Transition and the Circular Economy

Paris, October 6, 2025 - Long-standing partners TotalEnergies and Veolia have signed a memorandum of understanding for further cooperation in several key areas of energy transition and the circular economy, in line with their respective approaches to reduce their greenhouse gases emissions and water footprint. This cooperation will benefit the entire industry through the scaling up of innovative processes and the advancement of research into future-oriented challenges.

The two companies will pool their industrial competencies: Veolia will contribute its expertise in water resource management and resource recovery from new waste streams, and TotalEnergies its expertise in the measurement and reduction of methane emissions and the production and supply of low-carbon energies.

▪      Reducing methane emissions from landfills

Veolia is studying the deployment of TotalEnergies’ AUSEA, a pioneering technology using drones to measure methane emissions, to conduct measurement campaigns at its landfills. Initial tests on sites have demonstrated the technology's ability to provide reliable and replicable measurements, detect leaks and identify the areas with the highest emissions, adding to Veolia's existing arsenal a powerful and rapid solution for reducing emissions.

This deployment will contribute to Veolia's strategy of maximizing the capture of methane emissions in landfills, with a target of 80% capture by 2032, but also to use this innovative technology beyond the oil and gas industry.

▪      Reducing the industrial sector’s water footprint

Veolia will support TotalEnergies in the implementation of its ambition to reduce freshwater withdrawals by 20% by 2030 compared to 2021 at sites located in areas of water stress, and to improve discharge quality.

Just a few weeks after the signing of a major agreement between Veolia and SATORP (co-owned by Saudi Aramco and TotalEnergies) in Saudi Arabia, the two companies will be working to develop wastewater reuse projects at TotalEnergies sites, reuse municipal wastewater for the Company's industrial processes, and deploy Veolia technologies to improve water treatment.

▪      Making desalination more sustainable with low-carbon energy

TotalEnergies will support Veolia in accelerating the deployment of low-carbon energy solutions at desalination plants built or operated by Veolia. The partners have already jointly built the largest solar power plant for a seawater desalination facility in Oman.

This project reflects Veolia's ambition to double its desalination capacity by 2030, while continuing to reduce the energy footprint of a technology which already uses ten times less energy than before.

▪      Recovering strategic resources from waste

Finally, Veolia and TotalEnergies will also be pooling their research and innovation capabilities to explore the industrialization of new processes for recovering strategic chemical elements contained in waste that remain under-utilized, such as rare earths found in the permanent magnets used in wind turbines, photovoltaic panels and batteries.

“I am very pleased with the agreement signed today with TotalEnergies: by combining our expertise, whether in sustainable water management, the circular economy or the reduction of methane emissions, we are putting our innovation capabilities at the service of the ecological transformation and the competitiveness of our industries”, commented Estelle Brachlianoff, Veolia's Chief Executive Officer.

"We are delighted with this partnership with Veolia. TotalEnergies has cutting-edge solutions and technologies to offer Veolia and vice versa. Together, we can make a concrete contribution to the energy transition and the circular economy. We are convinced that cooperations like those we are developing with Veolia are very useful to make tangible progress and sustainably limit the environmental footprint of our companies", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Veolia

Veolia's ambition is to become the benchmark company in ecological transformation. Present on five continents with 215,000 employees, the Group designs and deploys useful, practical solutions for water, waste and energy management that help to radically change the way things are done. Through its three complementary activities, Veolia contributes to developing access to resources, preserving available resources and renewing them. In 2024, the Veolia group served 111 million people with drinking water and 98 million with wastewater services, produced 42 terawatt-hours of energy and processed 65 million metric tons of waste. Veolia Environnement (Paris Euronext: VIE) achieved consolidated sales of 44.7 billion euros in 2024.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Contacts Veolia:

•       Relations Médias: presse.groupe@veolia.com

•       Relations Investisseurs: + 33 (0)1 85 57 84 76 / 84 80 l investor-relations@veolia.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).